# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Medinotec Inc., CIK 0001931055
CUSIP: 58500G107
Title of class of securities: COMMON STOCK, $0.001 PER SHARE PAR VALUE
Address of issuer's principal executive offices: NORTHLANDS DECO PARK, 10 NEW MARKET ST., STAND 299 AVANT GARDE AVENUE, JOHANNESBURG, South Africa (T3), 2169
Date of event which requires filing of this statement: 04/16/2025
Filed by CIK 0002071168
Persons authorized to receive notices and communications: Gregory Vizirgianakis, 10 New Market Street, Stand 299 Avant Garde Avenue, Johannesburg, South Africa (T3), 2169, 27 87 330 2301

## Reporting persons
- Gregory Vizirgianakis (CIK 0002071168): type of reporting person: individual (IN); citizenship or place of organization: South Africa (T3); source of funds: personal funds (PF); sole voting power 4,750,179; shared voting power 0; sole dispositive power 4,750,179; shared dispositive power 0; aggregate amount beneficially owned 4,750,179 (40.4% of the class)
  Comment: (Item 7 and 9) Includes 4,750,179 shares of common stock held by Medisol Pty Ltd that the Reporting Person has sole voting and investment power.
  (Item 13) Based on a total of 11,733,750 shares of the Issuer's common stock outstanding as of January 13, 2025 as stated in the Issuer's Form 10-Q for the quarter ended November 30, 2024 filed with the SEC on January 14, 2025.

## Item 1. Security and Issuer
Title of class of securities: COMMON STOCK, $0.001 PER SHARE PAR VALUE
Name of issuer: Medinotec Inc.
Address of issuer's principal executive offices: NORTHLANDS DECO PARK, 10 NEW MARKET ST., STAND 299 AVANT GARDE AVENUE, JOHANNESBURG, South Africa (T3), 2169
Comment: Full address as follows: Northlands Deco Park / 10 New Market Street / Stand 299 Avant Garde Avenue / North Riding / Johannesburg / South Africa 2169.

## Item 2. Identity and Background
Name of person filing: Gregory Vizirgianakis
Residence or business address: 10 New Market Rd, Northriding Randburg, Johannesburg, South Africa 2169
Present principal occupation or employment:
The Reporting Person is currently a board member of the Company.

The Company is located at Northlands Deco Park, 10 New Market Street, Stand 299 Avant Garde Avenue, North Riding, Johannesburg, South Africa 2169
Criminal convictions in the last five years: No
Civil proceedings (securities laws) in the last five years: No
Citizenship: South Africa

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The Reporting Person holds 4,750,179 shares of common stock, which were acquired on April 26, 2021 in connection with the issuance of 10,000,000 shares of common stock to the founding shareholders at 0.001 per share.

## Item 4. Purpose of Transaction
Purpose of transaction:
The purpose of this Schedule 13D is to report the Beneficial Ownership by the Reporting Person of 4,750,179 shares of common stock or 40.4% of the Issuer's issued and outstanding common stock as of January 13, 2025.

The Reporting Person has no present plans or proposals which relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4. The Reporting Person may, from time to time, determine to acquire additional Common Stock, to dispose of some or all of his Common Stock, discuss the Issuer's business, operations or other affairs with the Issuer's management, board of directors, shareholders, or others or take such other action as he deems appropriate. The Reporting Person reserves the right to change his intentions and adopt plans or proposals in the future that could result in any of the transactions specified in clauses (a) through (j) of Item 4, or any other transaction which the Reporting Person believes could enhance shareholder value.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The Reporting Person is currently the beneficial owner of 4,750,179 shares of common stock of the Issuer, representing approximately 40.4% of the Issuer's common stock (based upon 11,733,750 outstanding shares of common stock as of January 13, 2025 as reported in the Company's Quarterly Report on Form 10-Q filed with the SEC on January 14, 2025).
Number of shares as to which each person has sole or shared power to vote or dispose: The Reporting Person has sole voting and dispositive power over the Shares identified in response to Item 5(a) above.
Transactions in the class effected during the past sixty days: Aside from the following, the Reporting Person has not effected any transactions in shares of common stock in the past 60 days.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Other than as described in this Schedule 13D, the Reporting Person has no contracts, arrangements, understandings or relationships with any other person with respect to any securities of the Issuer.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: None

## Signatures
- Gregory Vizirgianakis: /s/ Gregory Vizirgianakis, Gregory Vizirgianakis / Director (06/12/2025)